Exhibit 99.1

STARFIELD RESOURCES INC.
(An Advanced Exploration Company)

UNAUDITED FINANCIAL STATEMENTS

May 31, 2009

Balance Sheets
As at May 31, 2009 and February 28, 2009
(unaudited, in thousands of Canadian dollars)

	May 31,	February 28,
	2009	2009

ASSETS
Current Assets
Cash	$2,225	$3,899
Accounts receivables	84	769
Prepaid expenses and deposits (Note 3)	406	465
Total current assets	2,715	5,133

Mineral properties (Note 4)	107,240	105,379
Equipment (Note 5)	496	534
Total assets	$110,451	$111,046

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$550	$918
Current portion of capital lease obligation (Note 6)	50	70
Total current liabilities	600	988

Capital lease obligations (Note 6)	1	9
Deferred compensation (Note 10)	233	-
Future income tax liability (Note 7)	4,886	5,007

SHAREHOLDERS' EQUITY
Share capital	120,918	120,918
Contributed surplus	12,531	12,341
Warrants	751	751
Deficit	(29,469)	(28,968)
Total shareholders' equity	104,731	105,042
Total liabilities and shareholders' equity	$110,451	$111,046

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 12)

The accompanying notes are an integral part of these financial statements.

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Statements of Operations and Comprehensive Loss
For the three months ended May 31, 2009 and May 31, 2008
(unaudited, in thousands of Canadian dollars except loss per share)
	Three months ended
	May 31,
	2009	2008
Expenses
General and administrative
Consulting	$5	$46
Directors' fees	54	27
Investor relations	15	45
Legal and audit	24	121
Management compensation	154	78
Rent and office services	133	102
Transfer and regulatory fees	36	78
Travel and conferences	38	110
	459	607
Amortization of equipment	28	42
Stock-based compensation (Note 9 & Note 10)	145	583
Interest income	(10)	(110)
Loss before income taxes	622	1,122
Future income tax recovery	(121)	(134)
Net loss and comprehensive loss for the period	$501	$988
Basic and diluted net loss per share	$0.00	$0.00
Weighted average number of shares outstanding	332,686	302,579

The accompanying notes are an integral part of these financial statements.

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Statements of Cash Flow
For the three months ended May 31, 2009 and May 31, 2008
(unaudited, in thousands of Canadian dollars)
	Three months ended
	May 31,
	2009	2008
OPERATING ACTIVITIES
Net loss for the period	$(501)	$(988)
Non-cash charges (credits) to earnings:
Future income tax recovery	(121)	(134)
Stock based compensation expense	145	583
Amortization of equipment	28	27
Changes in non-cash working capital:
Decrease (increase) in accounts receivables	685	(12)
Decrease in prepaid expenses and deposits	59	350
Increase (decrease) in accounts payable and accrued liabilities	(727)	51
Net cash used in operating activities	(432)	(123)
INVESTING ACTIVITIES
Mineral properties	(1,214)	(5,408)
Acquisition of equipment	-	(11)
Net cash provided used in investing activities	(1,214)	(5,419)
FINANCING ACTIVITIES
Issuance of shares and units	-	20,160
Repayment of capital lease obligations	(28)	(27)
Share issue costs	-	(1,017)
Net cash provided by (used in) financing activities	(28)	19,116
Increase (decrease) in cash	(1,674)	13,574
Cash at beginning of period	3,899	10,915
Cash at end of period	$2,225	$24,489
Supplemental Disclosures
Interest received	$10	$110
Taxes paid	$-	$-

 The accompanying notes are an integral part of these financial statements.

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Statements of Changes in Shareholders’ Equity
As at May 31, 2009 and May 31, 2008
(unaudited, in thousands of Canadian dollars)

	May 31, 2009		May 31, 2008
	Number	Amount	Number	Amount
Share Capital
Authorized
Unlimited common shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares
Issued
Common Shares
Balance at beginning of period	332,685,899	$120,918	301,151,593	$102,513
Capital stock issued:
Private placements (Note 8)	-	-	20,555,556	20,000
Exercise of options (Note 9)	-	-	400,000	160
Transfer to capital stock:
Share issuance costs	-	-	-	(1,017)
Future taxes on share issuance costs	-	-	-	299
Balance at end of period	332,685,899	120,918	322,107,149	121,955
Warrants
Balance at beginning of period	1,207,100	751	800,000	734
Issued (Note 8)	-	-
Balance at end of period	1,207,100	751	800,000	734
Contributed surplus
Balance at beginning of period		12,341		8,575
Stock based compensation expense		190		1,803
Transferred to share capital on exercise of stock options		-		-
Balance at end of period		12,531		10,378
Deficit
Balance at beginning of period		(28,968)		(25,826)
Net loss		(501)		(988)
Balance at end of period		(29,469)		(26,814)
Shareholders' equity at end of period		$104,731		$106,253

The accompanying notes are an integral part of these financial statements.

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Notes to the Financial Statements
For the three months ended May 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

1.	Nature and Continuance of Operations

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003. The Alberta registration was discontinued and continued in British Columbia on October 27, 2006. The Company’s major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake nickel-copper-platinum-palladium-cobalt project in Nunavut, Canada.  All of the Company’s properties are located in Canada.

The Company is an advanced exploration company focused on its Ferguson Lake property.  Starfield owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property (Note 4).  The Company has also commenced an exploration program for diamonds and other minerals on other parts of its property.

As an advanced exploration stage company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects, and ultimately, the Company’s ability to continue as a going concern, is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis, all of which are uncertain.

2.	Summary of Significant Accounting Policies

Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Certain information and disclosures normally required to be included in notes to annual financial statements have been condensed or omitted.

The financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended February 28, 2009. The disclosures provided below are incremental to those included with the annual audited financial statements. The financial statements should be read in conjunction with the annual audited financial statements and the notes thereto for the year ended February 28, 2009.

3.	Prepaid Expenses and Deposits

	May 31,	February 28,
	2009	2009
Deposits - property leases	$274	$274
Prepaid insurance	54	98
Other	78	93
	$406	$465

   Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds.

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Notes to the Financial Statements
For the three months ended May 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

4.	Mineral Properties

	May 31,	February 28,
	2009	2009
Property acquisitions and maintenance costs
Balance, beginning of period	$2,694	$2,378
Maintenance	87	316
Balance, end of period	$2,781	$2,694

Exploration costs
Balance, beginning of period	$102,685	$74,286
Compensation (Note 9)	704	7,457
Air support including helicopter moves	59	4,070
Diamond drilling	-	3,525
Camp support costs, including fuel	266	8,492
Analytical and geophysical services	745	4,855
Balance, end of period	$104,459	$102,685
Mineral properties	$107,240	$105,379

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance royalty payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

5.	Equipment

		May 31, 2009		February 28, 2009
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
Furniture and fixtures	$335	$157	$178	$338	$147	$191
Exploration equipment	366	270	96	366	263	103
Equipment under capital lease	578	356	222	578	338	240
	$1,279	$783	$496	$1,282	$748	$534

    Amortization on exploration equipment of $7 (February 28, 2009 - $44) was deferred to mineral properties.

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Notes to the Financial Statements
For the three months ended May 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

6,	Capital Lease Obligations

             Future minimum lease payments under capital leases for equipment are as follows:

	May 31,	February 28,
	2009	2009
Leases payable	$51	$79
Less: current portion	(50)	(70)
	$1	$9

   Leases payable bear interest at rates from 6.9% to 7.6% per annum, and are repayable in monthly instalments totalling $10 including interest.  The leases are secured by equipment.

   Estimated minimum lease payments are as follows:

2010	$50	$70
2011	3	12
	53	82
Less: amount representing interest	(2)	(3)
Balance of obligation	$51	$79

7.	Future Income Taxes

The significant components of the Company’s future income tax assets and liabilities are as follows:

	May 31,	February 28,
	2009	2009
Future income tax assets
Loss carryforwards	$4,945	$4,824
Equipment	53	53
Share issuance costs	661	661
	5,659	5,538
Future income tax liabilities
Resource deductions	10,545	10,545
Net future income tax liabilities	$4,886	$5,007

8.	Financing

On May 6, 2008, the Company issued 15,000,000 flow-through common shares at a price of $1.00 per share for gross proceeds of $15,000 and 5,555,556 common shares at a price of $0.90 per share for gross proceeds of $5,000, with aggregate proceeds totaling $20,000.  The Company paid issuance costs of $1,026, with a future tax impact of $299.

On February 26, 2009, the Company issued 9,210,000 flow-through common shares at a price of $0.25 per share for gross proceeds of $2,302.  A portion of the proceeds was allocated to the broker warrants issued as described below.  The Company paid issuance costs of $181, with a future tax impact of $49.

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Notes to the Financial Statements
For the three months ended May 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

As part of the February 26, 2009 equity financing, the Company issued 407,100 broker warrants which entitles the holder to purchase one common share at a price of $0.40 until February 25, 2011.  A relative fair value calculation was used to present the carrying value of the warrants.  The 407,100 broker warrants were assigned a fair value of $17.  The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.23%
Expected life of options	2 years
Annualized volatility	93.00%
Dividend rate	0.00%

In aggregate, the Company issued a total of 29,765,556 common shares for gross proceeds of $22,285 and 407,100 broker warrants with proceeds of $17.  The total issuance costs were $1,207 with a future tax impact of $348.

Flow-through shares

During the three months ended May 31, 2009, the Company issued no (May 31, 2008 -15,000,000) flow-through shares and has renounced $nil (May 31, 2008 - $nil) of expenditures to the flow-through shareholders.

9.	Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date less an applicable discount. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors.  Options vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions are summarized as follows:

	Three months ended		Twelve months ended
	May 31, 2009		February 28, 2009
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	(000's)	price	(000's)	price
Balance at beginning of period	19,428	$0.97	19,958	$0.96
Granted	-	-	1,850	0.77
Exercised	-	-	(1,769)	0.45
Cancelled or expired	-	-	(611)	1.39
Balance at end of period	19,428	$0.97	19,428	$0.97

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Notes to the Financial Statements
For the three months ended May 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The following stock options were outstanding at May 31, 2009:
			Weighted
	Number	Number	average	Weighted
	outstanding	exercisable	remaining	average	Weighted
Expiry	as at	as at	contractual	exercise	average
date	May 31, 2009	May 31, 2009	life (years)	price	fair value
27-Aug-09	200,000	200,000	(0.51)	$0.40	$0.05
31-Jan-10	600,000	600,000	(0.08)	0.40	$0.05
11-Mar-11	200,000	200,000	1.04	0.60	$0.31
1-Feb-12	2,562,500	2,562,500	1.95	0.29	$0.14
23-Apr-12	2,400,000	2,400,000	2.18	0.32	$0.18
4-May-12	1,100,000	1,100,000	2.21	0.29	$0.16
15-May-12	1,000,000	1,000,000	2.24	1.08	$0.59
12-Jul-12	2,800,000	2,800,000	2.40	1.71	$0.95
13-Sep-12	1,750,000	1,750,000	2.58	1.18	$0.65
28-Sep-12	1,250,000	1,250,000	2.62	1.59	$0.87
12-Oct-12	2,000,000	2,000,000	2.66	1.69	$0.93
15-Jan-13	1,715,000	1,286,250	2.92	1.05	$0.66
1-Apr-13	1,250,000	937,500	3.13	0.87	$0.54
5-Aug-13	400,000	200,000	3.48	0.73	$0.50
30-Jan-14	200,000	50,000	3.98	0.25	$0.18
	19,427,500	18,336,250	2.36	$0.97	$0.54

During the three months ended May 31, 2009, the Company granted no stock options (May 31, 2008 - 1,250,000) with a fair value of $nil (May 31, 2008- $679) to directors, employees and consultants. The Company recognized $190 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $164 was capitalized to the compensation category under mineral properties (May 31, 2008 - $1,803, $1,220 capitalized).  The compensation recognized was calculated using the Black-Scholes option pricing model.  The weighted average fair value of options granted during the current quarter was $nil (May 31, 2008 - $0.54).

The estimated value of the options granted will be recognized over the vesting period.  As at May 31, 2009, there is $109 (May 31, 2008- $1,443) remaining to be charged to earnings or capitalized to mineral properties in future periods relating to stock option grants.

10.   Deferred Compensation

On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of units which mirror the value of the Company’s publicly-traded common shares. Each unit is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet.  The outstanding units are marked-to-market at the end of each period.

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Notes to the Financial Statements
For the three months ended May 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

Under the plan, eligible employees and directors, as determined by the Board of Directors, will receive a portion of their compensation in deferred compensation units (“DCUs”) in lieu of a cash payment.  Eligible employees and directors agreed to reduce their base compensation to fund their portion of the DCUs. The  DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010 or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and March 1, 2011. All DCUs will be redeemed at fair market value by March 1, 2011.

During the quarter ended May 31, 2009, 868,296 DCUs were issued and $189 was recorded to stock-based compensation expense, of which $93 was capitalized to the compensation category under mineral properties. The outstanding DCUs were marked-to-market at May 31, 2009, and as a result, $44 was charged to stock-based compensation expense, of which $21 was capitalized to the compensation category under mineral properties.

The following is a continuity of the DCUs for the periods indicated:
	Three months ended		Twelve months ended
	May 31, 2009		February 28, 2009
	Number		Number
	(000's)	Amount	(000's)	Amount
Balance at beginning of period	-	$-	-	$-
Issued	868,296	189	-	-
Mark-to-market adjustment	-	44	-	-
Balance at end of period	868,296	$233	-	$-

11.   Related Party Transactions

During the quarter ended May 31, 2009, Ross Glanville & Associates Ltd., a company owned by a director of Starfield, was engaged to perform consulting work.  Fees of $5 were incurred (May 31, 2008 - $nil). The transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.   Commitments and Contingencies

            Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $176 (May 31, 2008 - $147). The total minimum obligation remaining under this lease is $812 (May 31, 2008 - $59).

The Company entered into a 5 year commercial lease on 2,740 hectares within its Ferguson Lake property which expires in July 2012.  Minimum annual rents are $96.

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Notes to the Financial Statements
For the three months ended May 31, 2009
(unaudited, in thousands of Canadian dollars, unless otherwise noted)

The minimum lease payments on the leases are as follows:

2010	$229
2011	277
2012	280
2013	187
2014	127
$1,100

13.   Subsequent Events

On June 24, 2009, Starfield announced that it has entered into a definitive agreement (“the Arrangement Agreement”) pursuant to which Starfield will acquire all the shares of Nevoro Inc. (“Nevoro”).

Starfield and Nevoro plan to complete the transaction by way of a court approved plan of arrangement pursuant to S.192 of the Canada Business Corporations Act, whereby each issued and outstanding Nevoro common share will be purchased by Starfield, and the holder thereof will receive 0.87 of one Starfield common share (“the Transaction”).

Holders of Nevoro common share purchase warrants and stock options shall receive, upon the subsequent exercise of such Nevoro warrants and options, 0.87 of one Starfield common share in lieu of each Nevoro common share to which they would have otherwise been entitled. The exercise price applicable to each Nevoro warrant and option shall be adjusted to an amount equal to the product of (A) the exercise price per share prescribed in each Nevoro warrant and option and (B) 1.15.

Currently, Nevoro has 151,854,273 common shares issued and outstanding, and Starfield has 332,685,899 common shares outstanding.  In addition, Nevoro has 15 million contingently issuable common shares and 7.5 million contingently issuable warrants in regards to the not yet completed Beartooth land acquisition (“Beartooth”).  Upon the closing of the Transaction as currently proposed, and assuming the completion of the contingent Beartooth transaction above, Starfield will have 477,849,117 issued and outstanding common shares, of which approximately 70% will be held by Starfield’s current shareholders and approximately 30% will be held by Nevoro shareholders.

The Arrangement Agreement also provides for, among other things, a non-solicitation covenant on the part of Nevoro, subject to customary “fiduciary out” provisions that entitle Nevoro to consider and accept a superior proposal, a right in favour of Starfield to match any superior proposal and the payment to Starfield of a termination payment equal to $500, under certain circumstances.

The acquisition of Nevoro is subject to all requisite regulatory approvals, court approval, obtaining all security holder approvals required by applicable laws and such other conditions as are customary in transactions of this nature.  Nevoro will be seeking shareholder approval of the proposed acquisition, in a meeting to be held on or before August 31, 2009.

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